

NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

WHEN **Wednesday, May 7, 2025**
1:30 p.m. Mountain Daylight Time

WHERE **Online at https://virtual-meetings.tsxtrust.com/1737**
Passcode: enerflex2025 (case sensitive)

ITEMS OF BUSINESS TO BE CONSIDERED AT THE MEETING

At the meeting, the following items of business will be considered:

a) Receive the Annual Consolidated Financial Statements of Enerflex Ltd. as at and for the year ended December 31, 2024, together with the report of the independent auditors thereon;

b) To fix the number of directors of the Company to be elected at the meeting at eight (8);

c) Elect the directors of Enerflex Ltd.;

d) Appoint Ernst & Young LLP as the independent auditors of Enerflex Ltd. for the ensuing year and authorize the directors to fix their remuneration;

e) Hold a non-binding, advisory vote on our approach to executive compensation; and

f) Any other business that may be properly brought before the meeting.

The Board of Directors of Enerflex Ltd. unanimously recommends that all shareholders vote **FOR** all resolutions on the items of business listed above.

WHO CAN VOTE?

You are entitled to receive notice of and vote at the meeting if you hold common shares of Enerflex Ltd. at the close of business on March 18, 2025.

MATERIALS

Enerflex has elected to use the notice-and-access provisions for the meeting in respect of mailings to its shareholders. All shareholders of record as of March 18, 2025 will be mailed a notice package which will include: (i) the form of proxy or voting instruction form, as applicable; (ii) basic information about the meeting and matters to be voted on at the meeting; (iii) instructions on how to obtain a paper copy of the meeting materials; and (iv) a plain language explanation of how the notice-and-access system operates and how the meeting materials can be accessed online including on our website at www.enerflex.com.

Beneficial Shareholders are asked to consider signing up for electronic delivery ("**E-delivery**") of future Shareholder meeting materials. E-delivery is a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative, eliminating the use of printed paper and the carbon footprint of the mail delivery process. Signing up is quick and easy: go to www.proxyvote.com, sign in with your control number, vote on the proposed resolutions and, following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for E-delivery, going forward you will receive your future Shareholder meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

VOTING AND PROXIES

Shareholders can vote their Enerflex shares by using the proxy form or voting instruction form, as applicable, included in the materials that have been mailed. Registered shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) that attend the virtual meeting will be able to vote by completing a ballot online during the meeting through the virtual meeting platform. If you use your control number to log in to the meeting, any vote you cast at the virtual meeting will automatically and without any further action revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the virtual meeting. Your vote will be counted and acted upon in accordance with your previously provided instructions. <u>You should only vote at the virtual meeting if you have not previously voted or wish to change your vote.</u>

Shareholders that have questions about voting their Enerflex shares may contact Kingsdale Advisors, Enerflex's strategic advisor, by telephone at 1-855-682-2019 (toll-free in North America) or 416-623-2516 (text and call enabled outside North America), or by email at <u>contactus@kingsdaleadvisors.com</u>.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions. Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the meeting but will not be able to vote or ask questions during the meeting.

PLEASE TAKE A MOMENT TO VOTE. YOUR PARTICIPATION IS IMPORTANT TO US.

Calgary, Alberta   By order of the Board of Directors of Enerflex Ltd.

March 21, 2025   (signed) "Kevin J. Reinhart"

Kevin J. Reinhart
Chair of the Board

The specific details of the matters proposed to be put before the meeting are set forth in the management information circular dated March 21, 2025 (the "**Circular**"), accompanying, and forming part of this Notice of 2025 Annual Meeting of Shareholders. You are encouraged to vote in advance of the meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold common shares of Enerflex Ltd. at the close of business on March 18, 2025, the record date for the meeting.

To ensure your votes are counted at the meeting, your proxy must be received by TSX Trust Company by May 5, 2025, at 1:30 pm (Mountain Daylight Time) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.